UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Evolution Petroleum Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30049A107

(CUSIP Number)

Kelly Loyd
10,000 Memorial Drive, Suite 550
Houston, Texas 77024
(713) 579-2621

with a copy to:

Timothy T. Samson
Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, Texas 77002
(713) 654-8111

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:

John V. Lovoi
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States Citizen
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,669,510
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		4,669,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,669,510
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1	NAMES OF REPORTING PERSONS:

Belridge Energy Advisors, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-2809889
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,969,510
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		1,969,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,969,510
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:

JVL Global Energy (QP), LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 03-0504098
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		688,758
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		688,758
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

688,758
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:

JVL Global Energy, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 03-0504096
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		967,190
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		967,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

967,190
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:

Navitas Fund LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-2267080
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		786,498
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		786,498
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

786,498
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:

Navitas Fund (QP) LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 42-1738616
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		182,554
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		182,554
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

182,554
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:

Chula Partners III, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 42-1738616
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas
	7	SOLE VOTING POWER:

NUMBER OF		None
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		75,000
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None
WITH	10	SHARED DISPOSITIVE POWER:

		75,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

75,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Evolution Petroleum Corp., a Nevada corporation (“Evolution”).  Evolution’s principal executive offices are located at 2500 City West Blvd, Suite 1300, Houston, Texas 77042.

Item 2.  Identity and Background.

This Schedule 13D represents the filing of Mr. John V. Lovoi (the “Reporting Person”).

(a)
Mr. Lovoi, an individual, is deemed to be the beneficial owner of the securities reported herein by virtue of his role as the managing member of JVL Advisors, LLC and of Peninsula - JVL Capital Advisors, LLC, each the general partner of certain limited partnerships set forth in this Schedule 13D that own such securities.

(b)	The address of the Reporting Persons is 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

(c)	Mr. John Lovoi is the managing member of JVL Advisors, LLC and of Peninsula - JVL Capital Advisors, LLC, each the general partner of various investment funds.

(d)	During the last five years, the Mr. Lovoi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Lovoi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Lovoi is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Belridge Energy Advisors, LP, JVL Global Energy (QP), LP, JVL Global Energy, LP, Navitas Fund LP, Navitas Fund (QP), LP and Chula Partners III, LP are limited partnerships managed by JVL Advisors, LLC and of Peninsula - JVL Capital Advisors, LLC and have collectively expended an aggregate of $10,718,500 of partnership funds and working capital to acquire the shares of Evolution Common Stock held by them.

Item 4.  Purpose of Transaction.

Each of Belridge Energy Advisors, LP, JVL Global Energy (QP), LP, JVL Global Energy, LP, Navitas Fund LP, Navitas Fund (QP), LP and Chula Partners III, LP holds its respective shares of Evolution Common Stock for investment purposes.

Each of the aforementioned limited partnerships intends to monitor and evaluate its investment in Evolution in light of pertinent factors, including market conditions, Evolution’s performance and prospects, the trading price of the Evolution Common Stock, conditions in Evolution’s industry and general economic conditions. Each of these limited partnerships may make additional purchases of Evolution Common Stock in the future through market transactions or otherwise, maintain its current investment or dispose of all or a portion of the Evolution Common Stock that it may hereafter acquire.

Kelly W. Loyd, who is a non-executive employee of JVL Advisors, LLC, has been nominated for election to the board of directors of Evolution at the annual meeting of Evolution stockholders to be held on December 9, 2008. The nomination of Mr. Loyd was not pursuant to any agreement or understanding with Evolution.

Except as set forth above, neither Mr. Lovoi nor any of the aforementioned limited partnerships has present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer:

(a)
Mr. Lovoi beneficially owns 4,669,510 shares of Evolution Common Stock, representing 17.3% of Evolution’s issued and outstanding shares of Common Stock. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 26,917,234 shares of Evolution Common Stock issued and outstanding as of October 24, 2008. (a)The information provided in the cover pages with respect to the beneficial ownership of each of the reporting persons is incorporated herein by reference.

(b)
As the managing member of Peninsula - JVL Capital Advisors, LLC, which is the general partner of Belridge Energy Advisors, LP, Mr. Lovoi is deemed to have shared power to vote and shared power to dispose of 1,969,510 shares of Evolution Common Stock with Belridge Energy Advisors, LP. Mr. Lovoi, as managing member of JVL Advisors, LLC, which is the general partner of each of JVL Global Energy (QP), LP, JVL Global Energy, LP, Navitas Fund LP, Navitas Fund (QP), LP and Chula Partners III, LP, is deemed to have the shared power to vote and the sole power to dispose of the aggregate 2,700,000 shares of Evolution Common Stock held by those entities. Mr. Lovoi is therefore deemed to have shared power to vote and shared power to dispose of a total of 4,669,510 shares of Evolution Common Stock.

(c)
Except as set forth or incorporated herein, neither Mr. Lovoi nor any of Peninsula - JVL Capital Advisors, LLC, JVL Advisors, LLC, JVL Global Energy (QP), LP, JVL Global Energy, LP, Navitas Fund LP, Navitas Fund (QP), LP and Chula Partners III, LP has effected any transaction in Evolution Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the following transactions occurred on October 24, 2008:

(a)
Belridge Energy Partners acquired 1,000,000 shares of Evolution Common Stock for a total purchase price of $1,300,000, or $1.30 per share, from certain shareholders of Evolution pursuant to the terms and conditions of a Stock Purchase Agreement dated effective as of October 10, 2008.

(b)
JVL Global Energy (QP), LP acquired 417,213 shares of Evolution Common Stock for a total purchase price of $542,377, or $1.30 per share, from certain shareholders of Evolution pursuant to the terms and conditions of a Stock Purchase Agreement dated effective as of October 10, 2008.

(c)
JVL Global Energy, LP acquired 587,237 shares of Evolution Common Stock for a total purchase price of $763,408, or $1.30 per share, from certain shareholders of Evolution pursuant to the terms and conditions of a Stock Purchase Agreement dated effective as of October 10, 2008.

(d)
Navitas Fund LP acquired 513,342 shares of Evolution Common Stock for a total purchase price of $667,345, or $1.30 per share, from certain shareholders of Evolution pursuant to the terms and conditions of a Stock Purchase Agreement dated effective as of October 10, 2008.

(e)
Navitas Fund (QP), LP acquired 107,208 shares of Evolution Common Stock for a total purchase price of $139,370, or $1.30 per share, from certain shareholders of Evolution pursuant to the terms and conditions of a Stock Purchase Agreement dated effective as of October 10, 2008.

(f)
Chula Partners III, LP acquired 75,000 shares of Evolution Common Stock for a total purchase price of $97,500, or $1.30 per share, from certain shareholders of Evolution pursuant to the terms and conditions of a Stock Purchase Agreement dated effective as of October 10, 2008.

Item 7. Material to be filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and not to the best of the undersigned’s knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2008

/s/ John V. Lovoi
John V. Lovoi

Belridge Energy Advisors, LP
By:	Peninsula - JVL Capital Advisors, LLC Its General Partner

By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

JVL Global Energy (QP), LP
By:	JVL Advisors, LLC Its General Partner

By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

JVL Global Energy, LP
By:	JVL Advisors, LLC Its General Partner

By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Navitas Fund LP
By:	JVL Advisors, LLC Its General Partner

By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Navitas Fund (QP) LP
By:	JVL Advisors, LLC Its General Partner

By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Chula Partners III, LP
By:	JVL Advisors, LLC Its General Partner

By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member